Exhibit 99.1
News

FOR IMMEDIATE RELEASE
Bank of Montreal to Issue $1,200,000,000 of 5.20 % Subordinated Indebtedness, due 2017
TORONTO, June 18, 2007 — Bank of Montreal (TSX, NYSE: BMO) today announced that it intends to issue subordinated indebtedness under its Canadian Medium Term Note Program. The issue, the Series D Medium Term Notes, Second Tranche, is a $1.2 billion public offering due June 2017. Interest on this issue is payable semi-annually at a fixed rate of 5.20% until June 21, 2012, and at a floating rate equal to the rate on 3 month Bankers’ Acceptances plus 1.00% (paid quarterly) thereafter to maturity.
Bank of Montreal may, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada, redeem the subordinated indebtedness, in whole at any time, or in part from time to time, on not less than 30 days and not more than 60 days notice to registered holders. If redeemed prior to June 21, 2012, the redemption price will be the greater of the “Canada Yield Price” and par. The subordinated indebtedness is redeemable on and after June 21, 2012 at par. The “Canada Yield Price” is the price that would provide a yield from the redemption date to June 21, 2012 equal to the yield that a non-callable issue of Government of Canada bonds would carry from the redemption date to June 21, 2012 plus 0.13%.
The issue, which is expected to close on June 21, will add to the Bank’s Tier 2 Capital base. The net proceeds of the offering will be used for general corporate purposes of Bank of Montreal.
BMO Capital Markets is the lead agent on the issue.
The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell in the United States.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $357 billion as at April 30, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com